PARAMOUNT SUPPLY INC.

40 Lielais prospekts – Ventspils, LV3601 Latvia

Telephone (702)843-0232

supplyparamount@gmail.com

July 14, 2015

Ms. Brigitte Lippmann

Ms. Hillary Daniels

United States Securities and Exchange Commission

Washington D.C.20549

Re:	Paramount Supply Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 18, 2015 File No. 333-202052

Dear Ms. Lippman and Ms. Daniels,

Thank you for your review of our Registration Statement on Form S-1. We have amended the Registration Statement based upon your comments, or provided additional information, as follows:

Dilution, page 14

1.	Please provide your computations of the dollar amounts of dilution per share to new investors under each of the various offering scenarios.

We have provided the computation under the various offering scenarios.

Audited Financial Statements, page 18

Note 9, page F-10

2.	We note your response to prior comment 8. Please disclose a reconciliation using percentages or dollar amounts of the provision for income tax for the period ended September 30, 2014 to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. We refer you to FASB ASC 740-10-50-12 for guidance.

We have added the reconciliation as requested.

Exhibit 23.2

3.	Please amend your filing to include a currently dated consent of independent registered public accounting firm.

The auditor has revised their consent.

1

PARAMOUNT SUPPLY INC.

40 Lielais prospekts – Ventspils, LV3601 Latvia

Telephone (702)843-0232

supplyparamount@gmail.com

The company further acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by

Sincerely,

/s/ Artis Jansons

Artis Jansons

Chief Executive Officer